YUKON-NEVADA GOLD CORP.

Computershare Trust Company of Canada
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Do you want to receive
shareholder information
electronically?

Now there is a new and easy way for you to receive important shareholder information such as the Annual Report, Notice of Meeting and proxy-related materials - electronically. By registering for this service, you will enjoy convenient and timely access to company documents and help reduce high printing and postage costs, creating better shareholder value while at the same time helping the environment.

Registration is simple! Visit www.computershare.com and follow these steps:
  Click “Enroll for e-delivery” under the Shareholder Services menu

  Choose the Company from the drop-down list

  Enter your personal security information for validation: Holder Account Number and Postal Code
  (enter family/company name instead of Postal Code if you reside outside of Canada)

  Click Sign In

  Enter in your Family or Company Name

  Click Submit

An email will be sent to you for confirmation purposes. When you receive it, just click on 'Reply' to confirm your details and 'Send'. Your communication preferences are then recorded on your account, and your enrolment for e-delivery will remain in effect until you cancel it. To change your delivery preferences or un-enrol, access your account as previously outlined to make changes or delete your email address.

Take new advantage of this e-delivery service today!	Please contact Computershare at service@computershare.com or 1-800-564-6253 (toll-free in Canada and the US) or 514-982-7555 (international direct dial)